Tallgrass Energy Partners, LP

6640 W. 143rd Street, Suite 200

Overland Park, KS 66223

April 30, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Tallgrass Energy Partners, LP
Amendment No. 2 to Registration Statement on Form S-1
Filed April 18, 2013
File No. 333-187595

Ladies and Gentleman:

Set forth below are the responses of Tallgrass Energy Partners, LP (the “Partnership”) to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 29, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comment and request for additional information exactly as set forth in the comment letter. The Partnership’s response to the comment is set forth immediately below the text of the comment.

Notes to Combined Financial Statements, page F-15

Note 3. Business Combination, page F-23

1.	Please tell us what consideration has been given to the continued application of regulatory accounting under GAAP given the criteria in ASC 980-10-15-2.c and the example contained in ASC 980-20-15-2.b. In this regard, we note that due to external factors, TIGT has not been recovering its allowable costs as that term is defined in ASC 980-10-20 and the result is a significant under recovery of allowable costs. Further, there has been a sustained period of no rate cases with respect to TIGT. We believe a sustained period of inability to recover allowable costs would necessitate a rate filing or discontinuance of regulatory accounting. In addressing TIGT’s inability to recover all allowable costs and why you believe continued application of regulatory accounting is appropriate under GAAP, please ensure you also address the following in detail:

•	The number of years that TIGT has not recovered allowable costs

•	Quantification of the amount of under recovery for the previous 10 years.

•	Whether you have any plans to file a rate case with the FERC in the foreseeable future

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 30, 2013

Please be detailed in your response. Irrespective of the above considerations, please tell us whether the Section 5 proceeding under the Natural Gas Act resulted in the creation of an annual fuel tracker as a result of the settlement. We may have further substantive comment upon review of your response.

Response: A detailed response to each component of comment 1 in the Staff’s letter dated April 29, 2013 is set forth below. In addition, we have provided under separate cover information regarding TIGT’s recovery of allowable costs for the previous 10 years, which demonstrates that there has not been a sustained period of inability to recover allowable costs. While TIGT has not been the subject of a complete rate case since 1999, the FERC has continued to exert its regulatory jurisdiction and authority over TIGT, most recently in 2011 when a Section 5 proceeding was brought against TIGT citing substantial over-recovery on lost and unaccounted for fuel rates, resulting in excessive and unreasonable rates of return in 2008 and 2009. As a consequence, the FERC prospectively reduced the Fuel Retention Factors that TIGT is allowed to collect. The settlement requires TIGT to file a cost-revenue study with the FERC by October 2015, and the effect of this settlement is akin to a reduction of the allowable return that TIGT is allowed to earn. Stated another way, the FERC affirmatively took action in 2011 that had an economic effect on TIGT, firmly demonstrating the application of FAS 71 and ASC 980. We believe that the continued application of regulatory accounting under GAAP to TIGT is not only appropriate, but required. Our underlying analysis is detailed below.

However, even if one concluded that criteria under ASC 980 are not met, the overall impact to the combined financial statements is immaterial. The impact would be the elimination of our regulatory assets of $2.8 million and $3.7 million and a corresponding increase to goodwill at December 31, 2012 and 2011, respectively, both of which are immaterial to the combined financial statements for all periods presented. In addition, the fair value determination under ASC 805 of our TIGT property, plant and equipment will yield the same results as previously reported in our combined financial statements. There are no other assets or liabilities that would require recognition on our combined financial statements.

Part I: Please tell us what consideration has been given to the continued application of regulatory accounting under GAAP given the criteria in ASC 980-10-15-2.c and the example contained in ASC 980-20-15-2.b.

Background on the Rate Making Process

There are three basic principles that frame ratemaking at the FERC:

1.	The FERC has a wide range of discretion in ratemaking.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 30, 2013

2.	The FERC’s objective is to set rates that strike a balance between protecting consumers from excessive rates and rewarding investors for the risks they face in investing capital in a regulated pipeline.

3.	Rates are developed by carriers in the first instance but FERC has the final say.

In setting rates, a pipeline is allowed to recover prudent operating costs, depreciation, taxes, and a return on the capital invested. This results in the calculation of a cost of service or revenue requirement. While the FERC has always used a basic Depreciated Original Cost rate making methodology, it has changed its approach to determining the “return” allowed to equity investors under that methodology. Rates are designed to allow a pipeline the opportunity to recover an amount equal to the revenue requirement including this calculated “return.” Return is compensation due the investors in the project for the capital they invest in the pipeline and the risk they took on making that investment.

While most of the factors considered by the FERC in setting rates are objective, the FERC has discretion in determining the return component and the depreciation, or useful life component. To determine the return component, the FERC determines an overall rate of return on the capital invested in the project and multiplies that percentage by the value of the asset devoted to the regulated service, minus accumulated depreciation and deferred taxes, called the rate base. This method of taking the product of the rate base and the rate of return produces the dollar amount of return that is permissible to include as a component of the rate set. An additional amount is then allowed for the regulated company to pay the income taxes associated with that return amount so that the pipeline has the opportunity to earn after taxes the rate of return that the FERC has decided.

Applicability of ASC 980

The regulation of an entity, including the rates it charges its customers, introduces a unique economic dimension and has related accounting ramifications. Entities with regulated operations that meet certain criteria under ASC 980, such as TIGT, are required to apply its guidance. The purpose of ASC 980 is for financial reporting to reflect the economic effects of certain rate-regulated activities and actions taken by regulators that arise in the normal course of regulated operations. The basic premise of ASC 980 is that the actions of a regulator will impact the financial statements prepared for financial reporting purposes only if the action has an economic effect on the reporting entity and meets the requirements for recognition or deferral under the standard. Entities with regulated operations should comply with GAAP applicable to entities in general with regard to its accounting and financial reporting. If it is also subject to ASC 980, the applicable provisions within that standard are applied as an adjustment to or in lieu of other GAAP requirements (when specifically required by ASC 980), as is unequivocally the case with TIGT and its predecessor KMIGT herein.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 30, 2013

Consideration of continued application of ASC 980 and criteria in ASC 980-10-15-2.

The effects of rate regulation are reflected in TIGT’s financial statements in accordance with ASC 980. ASC 980-10-15-2 lists three criteria (summarized below) which must exist in order to recognize certain assets and liabilities (termed “regulatory assets” and “regulatory liabilities”). As TIGT continues to meet each of these criteria, such assets and liabilities are recognized in the Company’s financial statements.

3 Criteria in ASC 980-10-15-2:

a. The entity’s rates for regulated services or products provided to its customers are established by or are subject to approval by an independent, third-party regulator (FERC) or by its own governing board empowered by statute or contract to establish rates that bind customers.

TIGT is subject to the jurisdiction of the FERC. As discussed above, the FERC reviews our rates established for our transportation and storage activities. TIGT’s current transportation and storage rates were established as part of a settlement filed by our Pre-predecessor, on November 3, 1999 in its NGA Section 4 rate case in Docket No. RP98-117-000, et al.

While the original Section 4 rate case was completed in 1999, in November 2010, the FERC issued an Order instituting Section 5 whereby the FERC ordered a public hearing concerning whether TIGT’s rates were unjust, unreasonable or otherwise unlawful, wherein the FERC had reviewed the cost and revenue information for years 2008 and 2009. Based on such review, the FERC was concerned that TIGT’s level of earnings may have substantially exceeded its actual cost of service, inclusive of a reasonable return. In September 2011, as a settlement of the Section 5 proceeding, a reduction in Fuel Retention Factors was approved by the FERC. This conclusion did not result in the creation of an annual fuel tracker, however, it resulted in natural gas retained from customers being reduced from 3.3% of volumes shipped to 2.2%. This reduction reduced regulated revenues at TIGT.

The existence of the Fuel Retention Factor and the FERC’s oversight thereof is indicative that TIGT’s rates are designed to recover the specific entity’s costs of providing the regulated services, including the recovery of highly volatile costs such as fuel. Furthermore, this settlement, which specifically requires TIGT to initiate a 2015 rate proceeding, is another example of the regulatory jurisdiction that the FERC asserts on TIGT, and further supports the application of regulatory accounting for TIGT.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 30, 2013

b. The regulated rates are designed to recover the specific entity’s costs of providing the regulated services or products.

TIGT’s rates, as approved by the FERC, are designed to recover capitalized and ongoing costs associated with the regulated assets used to provide regulated service to customers. FERC has the authority to obtain for customers “rates which are fair and reasonable” that provide adequate revenue both for operating expenses and capital costs of the utility, with an investment return that is commensurate with the corresponding risk and is sufficient to ensure confidence in the financial integrity of the regulated asset that allows it to maintain its credit and attract capital. This criterion requires a cause-and-effect relationship between a reporting entity’s costs and its rate base revenues. We considered the past experience of our Pre-predecessor in rate cases, including the design of its rates and timing of recovery. We believe we have met this criterion and considered the following in our assessment:

•	Rate case activity – FERC rate case activity for TIGT is comparable to other FERC-regulated natural gas pipelines.

•	Rate design – Our tariff rates are designed to recover incurred costs plus a reasonable return on TIGT’s regulatory rate base. Please see the materials provided under separate cover for information on TIGT’s cost of service revenues over the past 10 years.

•	Cost uncertainty – Highly volatile costs such as fuel are recovered via a Fuel Retention Factor that was recently adjusted downward by the FERC. As shown in the 2011 Section 5 settlement, we are compensated for fuel consumed by our pipeline. We are allowed to collect a contractual fee to recover the volatile cost of fuel.

•	Disallowances – Disallowances by the FERC are infrequent. Further, the FERC continues to demonstrate willingness to allow recovery of costs plus a reasonable rate of return.

As discussed above, the regulated rates approved by the FERC are designed to cover the estimated allowable cost of service. In the 2011 Section 5 proceeding, for example, the FERC strove to tailor TIGT’s fuel retention factor to the amount TIGT actually requires to provide the regulated service.

c. In view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will recover the entity’s costs can be charged to and collected from customers.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 30, 2013

This criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs. This last criterion is not intended as a requirement that the entity earn a fair return on the investors’ investment under all conditions; an entity can earn less than a fair return for many reasons unrelated to the ability to bill and collect rates that will recover allowable costs. For example, mild weather might reduce demand for regulated energy services. In that case, rates that were expected to recover an entity’s allowable costs might not do so. The resulting decreased earnings do not demonstrate an inability to charge and collect rates that would recover the entity’s costs; rather, they demonstrate the uncertainty inherent in estimating weather conditions. [FAS 71, paragraph 67]

We meet this criterion. We considered the following factors to assess whether our rates will recover the allowable costs:

•	Regulation/Legislation – The FERC oversees the regulation of natural gas pipelines. Rates approved by our regulator are designed to allow a pipeline the opportunity to recover an amount equal to the revenue requirement including this calculated “return.” Return is compensation to the investors in the project for the capital they invest in the pipeline and the risk they incurred in making that investment.

•	Competitive environment – The tariff for shippers on TIGT is consistent with the cost recovery model. Approximately two-thirds of our contracts include maximum allowable rates approved by the FERC. The remaining one-third of our contracts have rates that are negotiated with shippers. While we have rates negotiated below the maximum rated authorized by the FERC regulator because we have competition for our services and our customers have alternatives, the lower negotiated rates continue to give us the ability to recover all of our costs plus some part of our return that is included in the total allowable cost. The primary resulting impact of the lower negotiated rates is a lower return.

We also considered that changes in our cost structure may not be captured immediately in rates. This is typical in natural gas pipelines regulated by the FERC. While there is some delay in the timing between when a cost is incurred and when recovery begins, this does not impact the conclusion that this criterion has been met.

We have no reason to believe or predict that the FERC will change from cost-based ratemaking to another form of regulation. Thus, in our view, the example in ASC 980-20-15-2.b. does not apply to TIGT.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 30, 2013

TIGT meets each of the criteria for recognition outlined in ASC 980 as discussed above and expects to use rates set, and overseen, by the FERC to continue to recover its regulatory assets and refund its regulatory liabilities.

Part 2: “…please ensure you also address the following in detail:

•	The number of years that TIGT has not recovered allowable costs

•	Quantification of the amount of under recovery for the previous 10 years.”

As referenced above, detailed responses to this portion of the Staff’s comment have been provided under separate cover. Confidential treatment has been requested for the supplemental materials pursuant to 17 C.F.R. §200.83.

Part 3: “…please ensure you also address the following in detail:

•	Whether you have any plans to file a rate case with the FERC in the foreseeable future”

TIGT is required by the terms of its Section 5 rate case settlement in Docket RP11-1494 to file a cost-revenue study no later than October 2015. Prior to that time, TIGT may file a rate case if it believes that such filing would be beneficial.

Importantly, the pending approvals in Docket CP12-495 to abandon, by sale, and convert 430 miles of Pony Express from natural gas service into crude oil service will, when approved, decrease TIGT’s rate base and costs. Until the abandonment is approved and occurs, a determination by TIGT, the FERC, or its shippers of the decreased costs or the proper level of costs to include in rates after the Pony Express abandonment would be difficult. Accordingly, a rate case filing by TIGT prior to the abandonment approvals is unlikely. For further information, please refer to the disclosures in the Registration Statement about the Pony Express Abandonment, including on page 3 of the Registration Statement.

Following the approvals in CP12-495, TIGT will examine periodically its investment in its assets based on the regulated rate base and calculate a cost-revenue balance. In the event a significant revenue deficiency is shown and TIGT is not earning a fair rate of return, it could and would then likely file a Section 4 rate case to increase rates and revenues. It should be noted that rate case proceedings permit the FERC and shippers to fully examine all elements of costs and revenues and there are litigation costs and uncertainty as to the ultimate outcome and yield of any rate case. While the FERC generally permits the pipeline to recover its costs and earn a fair rate of return, the FERC does not guarantee TIGT cost recovery where revenues from discounted or negotiated rate arrangements exist, as described in the Registration Statement on page 44.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 30, 2013

Part 4: “Irrespective of the above considerations, please tell us whether the Section 5 proceeding under the Natural Gas Act resulted in the creation of an annual fuel tracker as a result of the settlement.”

The reduction in Fuel Retention Factors approved by the FERC on September 22, 2011 as a settlement of the Section 5 proceeding did not result in the creation of an annual fuel tracker. As stated in our response letter to the Staff on April 23, 2013, the approved settlement did, however, result in natural gas retained from customers being reduced from 3.3% of volumes shipped to 2.2%. This reduction reduced regulated revenues at TIGT. The existence of the Fuel Retention Factor and the FERC’s oversight thereof is indicative that TIGT’s rates are designed to recover the specific entity’s costs of providing the regulated services, including the recovery of highly volatile costs such as fuel. Furthermore, this settlement is another example of the regulatory jurisdiction that the FERC asserts on TIGT, and further supports our application of regulatory accounting for TIGT.

Part 5: “Please respond to this letter by amending your registration statement… If you do not believe…an amendment is appropriate, please tell us why in your response.”

Response and Conclusion: In addition to herein providing the information requested in your letter dated April 29, 2013, we considered amending our Registration Statement as requested in the second paragraph of your April 29, 2013 letter. Based on the information provided above, we do not believe an amendment to the Registration Statement is needed.

If the Staff has any further questions or comments regarding our responses contained herein, we respectively request that a conference call be scheduled with representatives of Tallgrass Energy Partners, LP and representatives of our independent registered public accounting firm to discuss further.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 30, 2013

Very truly yours,

TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Laura Tyson, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

George Rider